CÜR MEDIA, INC.
2217 New London Turnpike
South Glastonbury, CT 06073
Tel.: (860) 430-1520

March 31, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	CÜR Media, Inc. Form 8-K Filed February 3, 2014 File No. 33-183760

Ladies and Gentlemen:

On behalf of CÜR Media, Inc., a Delaware corporation (the “Company,” “we,” “us”, or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated February 28, 2014 (the “Comment Letter”), addressed to Thomas Brophy, Chief Executive Officer of the Company, relating to the above-captioned Current Report on Form 8-K filed by the Company on February 3, 2014 (the “Form 8-K”).  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

In addition, we are submitting via EDGAR transmission Amendment No. 1 to the Current Report on Form 8-K/A (the “Form 8-K/A”), with changes addressing the Staff’s comments as well as certain other changes.

Description of Business, page 5

General

1.
We note your disclosure at Item 5.06 and elsewhere in your document that you believe you have exited shell company status as a result of the contribution. We also note, however, that your assets consist of cash and cash equivalents and nominal other assets, and that you have not yet begun any operations and have no revenues. Please provide us with the analysis whereby you determined that you are no longer a shell company as defined under Rule 12b-2 of the Securities Exchange Act.

As disclosed in the Form 8-K, effective as of January 28, 2014, the Company consummated a contribution transaction (the “Contribution”) with Raditaz, LLC, a Connecticut limited liability company (“Raditaz”), pursuant to a Contribution Agreement (the “Contribution Agreement”) by and among the Company, Raditaz, and the holders of Raditaz’s limited liability company membership interests (the “Raditaz Members”).  In connection with the Contribution, and in accordance with the terms and conditions of the Contribution Agreement, all outstanding securities of Raditaz were exchanged for securities of the Company, and Raditaz became a wholly owned subsidiary of the Company.

Raditaz was organized in the State of Connecticut on February 15, 2008.  From inception, Raditaz’s business activities were devoted primarily to the development and commercialization of Raditaz, a DMCA compliant internet radio product, under the leadership of Tom Brophy, a successful digital media entrepreneur, and entertainment and music industry veterans John A. Lack (creator of MTV, Nickelodeon, ESPN2 and The Movie Channel) and Robert B. Jamieson (former Chairman/CEO of RCA Records).

The development of the Raditaz music streaming platform was financed through angel investments in the aggregate amount of approximately $4,858,000, $150,000 of financing through a convertible promissory note with Connecticut Innovations, Incorporated, and a $100,000 promissory note and $100,000 grant from the State of Connecticut Department of Economic Development.

Raditaz launched its internet radio product in 2012, and had iPhone and Android applications in addition to a website at www.raditaz.com.  Raditaz improved and enhanced its product through 2012 and, by mid-2013, had over 150,000 monthly unique users.  At the time, Raditaz had agreements with Musicnet, Inc. d/b/a Medianet Digital, Inc., pursuant to which it sourced its music, and The Echo Nest, a leading music intelligence company, to utilize their music intelligence platform for generating music playlists.

In connection with the Contribution, the Company changed its business focus to the business of Raditaz, and will continue the existing business operations of Raditaz as a publicly-traded company.  At the time of the Contribution, Tom Brophy became the Company’s President, Chief Executive Officer, interim Chief Financial Officer, Treasurer, and a member of the Company’s Board of Directors, John A. Lack became the Company’s Secretary and Chairman of the Company’s Board of Directors, and Robert B. Jamieson became Vice Chairman of the Company’s Board of Directors.  In addition, Raditaz had approximately 10 employees, which became employees of the Company.

The Company has temporarily taken its iPhone and Android applications and website offline to focus its resources on the development of the Company’s enhanced CÜR product, planned to be a streaming music experience that intersects Pandora and Spotify for listening on the web and mobile devices.  The Company plans to launch its enhanced CÜR product later this year.

Since the effective time of the Contribution, the Company:

•	hired Gordon C. Mackenzie, who has 20 years of experience delivering software solutions, as its Chief Technology Officer;

•	increased its number of employees to 14;

•
entered into agreements with consultants that are assisting the Company with (a) branding and marketing, (b) negotiations with record labels, and (c) setting up the Company’s station programming functions;

•	entered into an agreement with Wondersauce, LLC, pursuant to which Wondersauce is designing the Company’s new music platform for iOS, Android (phone and tablet) and the web; and

•	raised approximately $9.6 million in a private placement offering it is currently conducting (the “PPO”).

As described above, Raditaz had an existing business, which the Company acquired and is continuing as a public company.  Therefore, as a result of the Contribution, the Company believes it has ceased to be a shell company.

Explanatory Note

2.
Please revise the second sentence of the final paragraph in this section to delete the portion of the sentence indicating that the summaries of the material terms of your agreements are qualified in their entirety by reference to the full text of the agreements. It is your responsibility to summarize accurately the material portions of the agreements. Please make conforming changes to your descriptions of the various agreements throughout your current report on Form 8-K.

The Company has revised its disclosure in the Form 8-K to delete all indications that the summaries of the material terms of the Company’s agreements are qualified in their entirety by reference to the full text of the agreements.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 6

3.
We note your statement that the “parties have taken all actions necessary to ensure that the Contribution is treated as a tax-free exchange…” Please revise your disclosure to disclose the actions taken by the parties, including whether the parties received a legal opinion regarding the tax treatment of the Contribution or a private letter ruling from the IRS.

Pursuant to the Contribution Agreement, the Raditaz Members made a Contribution of all of their membership interests in Raditaz to the Company in exchange for shares of the Company’s common stock.  The Contribution was conditioned on the simultaneous closing on at least $4.0 million in the PPO.  The preamble to the Contribution Agreement states that the parties desire that the Contribution qualify as a tax-free exchange under Section 351 of the Internal Revenue Code, as amended (the “Code”).  In Section 2.31 of the Contribution Agreement, Raditaz provided a representation that the Contribution complies with the requirements of Section 351 of the Code and qualifies as a tax-free transaction.

No legal opinion or private letter ruling was obtained by the parties to the Contribution Agreement, and the parties do not believe that any such legal opinion or private letter ruling was required with respect to the Contribution.

Section 351 of the Code generally provides that no gain or loss is recognized upon the transfer of property (including cash) to a corporation by one or more persons in exchange for stock in such corporation if, immediately after such transfer, such persons control more than 80% of the voting shares of stock in such corporation.  For purposes of Section 351, multiple transferors of property may be regarded as a single group of transferors, even if the transferors have no prior association with each other.  Because the Contribution was conditioned on the simultaneous private placement offering of stock in the Company to the investors in the PPO (the “Investors”), both the Raditaz members and the Investors in the initial closing of the PPO were treated as transferors of property to the Company for purposes of Section 351.  After the Contribution, the Raditaz members and the Investors controlled more than 80% of the voting shares of stock in the Company.  Accordingly, the parties to the Contribution Agreement believe that the Contribution constitutes a tax-free exchange under Section 351 of the Code with respect to the Raditaz members.  However, there can be no assurance that the IRS will not disagree with this position.

The Company has amended the statement set forth on page 6 of the Form 8-K to clarify the aforementioned analysis that was undertaken with regard to Section 351 and the parties’ belief that the Contribution constitutes a tax-free exchange.

Agreement with Pre-Contribution Stockholders, page 11

4.	Please revise your disclosure to identify the number of Pre-Contribution stockholders that entered into such letter agreements and the percentage of the company’s shares they held.

The Company has revised its disclosure on page 11 of the Form 8-K to note that eleven (11) Pre-Contribution stockholders, holding an aggregate of approximately 14.6% of the Company’s outstanding shares of Common Stock, entered into such letter agreements with the Company.

Pro Forma Ownership, page 12

5.	Please disclose the holder of your convertible note. In addition, please tell us the issuance date of the note and purpose of the funding.

The Company has revised its disclosure on page 12 of the Form 8-K to disclose that the holder of the Company’s convertible note was Connecticut Innovations, Incorporated, and that the convertible note was fully paid off on February 28, 2014.

On February 28, 2012, Raditaz entered into the convertible note with Connecticut Innovations, Incorporated, which provided for a loan of up to $150,000.  Raditaz borrowed $75,000 on February 28, 2012, and an additional $75,000 on October 26, 2012.  The purpose of this funding was for development of the Raditaz music streaming platform and products.

Description of Business, page 13

6.
We note your description of your business plan. Please revise your description of your business plan to address the period for implementation, steps involved, estimated costs and any material obstacles involved before you can implement your business plan. Specifically, provide a detailed discussion of the current state of the development of your streaming music products, including the associated applications. In addition, provide a reasonably detailed timeline of how you plan to bring your product to market in 2014 assuming you raise sufficient funding. This timeline should reflect amounts you expect to spend on research and development, marketing, website, selling and general administrative expenses, etc., in each period.

The Company has revised its disclosure on page 13 of the Form 8-K to provide the additional requested information.

Intellectual Property, page 16

7.	Please provide more detail regarding your intellectual property, including the names, terms and expiration dates of any patents, copyrights or trademarks, if material.

The Company has revised its disclosure on page 16 of the Form 8-K to disclose that the Company has registered trademarks for “Raditaz” and “Tunevision.”  The Company notes that it does not currently have any patents or material copyrights.

Risk Factors, page 17

8.	Please revise the introductory paragraph to this section to remove references to investing in [y]our securities, insofar as yours is not an offering document.

The Company has revised its disclosure on page 17, and elsewhere in the Form 8-K, to remove references to investing in the Company’s securities.

Government regulation of the internet is evolving…, page 27

9.
Please revise the discussion of this risk to address how the evolution of governmental regulation poses a threat to your current or proposed operations. We also note that the second sentence under this risk factor does not appear to relate to the risk identified in the heading.

The Company has revised its discussion of this risk to address how the evolution of governmental regulation poses a threat to its current or proposed operations.  The Company also deleted the second sentence under this risk factor, which did not relate to the risk identified.

The inability to obtain or loss of agreements with the makers of mobile devices…, page 30

10.	Please revise your disclosure to clarify whether you currently have any agreements with mobile device makers.

The Company has revised its disclosure on page 30 of the Form 8-K to clarify that the Company currently does not have any agreements with makers of mobile operating systems or devices.

Executive Compensation, page 50

11.	Please revise to include executive compensation disclosures for your most recently completed fiscal year.

The Company has revised its disclosure on page 50 of the Form 8-K to include executive compensation disclosures for the fiscal year ended December 31, 2013.

Condensed Financial Statements for the nine months ended September 30, 2013 …, page F-18

12.
Please provide your statements of changes in members’ equity (deficiency) through your most recent balance sheet date, September 30, 2013; and revise your members equity disclosures, here and on page F-5, to include disclosures for each issuance required by ASC 915-215-45-1 through 45-3.

The Company has revised its disclosure to include the statement of changes in members’ equity (deficiency) through December 31, 2013, and to disclose the number of units issued each period since inception.

Pro forma Condensed Combined Balance Sheets, page F-32

13.
Please provide an introductory paragraph for your pro forma presentation as required by Rule 11-02(b)(2) of Regulation S-X. Explain what the pro forma presentation shows. Describe the transactions, the entities involved and the periods for which the pro forma information is presented.

We note that Raditaz, LLC’s did not pay corporate income taxes prior to the contribution/recapitalization transaction on January 28, 2014 instead the individual members of Raditaz were liable for income taxes on their proportionate share of Raditaz LLC’s taxable earnings/losses. Please see the accounting guidance of SAB Topic 4.B and reclassify the deficit accumulated during the development stage to additional paid-in-capital.

The Company has revised its disclosure to include an introductory paragraph for the pro forma presentation and to reclassify the deficit accumulated during the development stage to additional paid-in-capital.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the responses contained in this letter, as reflected in the Form 8-K/A being filed in conjunction with this letter, will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.

If the Staff has any questions or comments with respect to our responses, please contact me at (860) 430-1520, or Eric C. Mendelson c/o Gottbetter & Partners, LLP, counsel to the Company, at (212) 460-6900.

Sincerely yours,

CÜR Media, Inc.

/s/ Thomas Brophy
Thomas Brophy
Chief Executive Officer